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SE 10027538 MMISSION

D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8-14685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne Indiana 46802-3506
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith J. Ryan **260-455-6244**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street **Philadelphia, PA** **19103-7096**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2009

LINCOLN FINANCIAL ADVISORS CORPORATION
(Name of Respondent)

1300 South Clinton Street, Fort Wayne, IN 46802-3506
(Address of principal executive office)

Keith J. Ryan
Vice President,
Chief Financial Officer and Controller
Lincoln Financial Advisors Corporation
1300 South Clinton Street
Fort Wayne, IN 46802-3506

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young LLP
Two Commerce
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of Lincoln Financial Advisors Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2010

1. Organization and Accounting Policies (continued)

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports current period expense on the Consolidated Statements of Income with the liability on the Consolidated Statements of Financial Condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports current period expense on the Consolidated Statements of Income with the non-exercised portion on the Consolidated Statements of Financial Condition.

Loans to Registered Representatives

In mid-2007, LFA began a loan program to attract top-producing representatives to join the sales network. Assuming the producers could generate gross dealer concessions (GDC) in excess of a contracted amount, LFA would advance the representative a specified dollar amount which would be forgiven over the life of the loan (typically 3 to 5 years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the Consolidated Statements of Financial Condition.

Reclassification

Certain amounts in the 2008 financial statements have been reclassified to conform with the 2009 presentation. These reclassifications had no effect on stockholder's equity, net income, or net capital previously reported.

2. Federal Income Taxes

Income tax expense consists of the following:

	Year Ended December 31 2009	2008
Federal	$ 3,106,426	$ 5,675,430
State	(3,495,283)	1,090,333
	$ (388,857)	$ 6,765,763

The 2009 income tax benefit is primarily generated from adjustments on state tax related to prior periods. The 2009 effective tax rate is not meaningful as a result of the state adjustments. The Company's effective tax rate is expected to differ from the federal tax rate of 35%, and ranges between 40% and 45% due to the inclusion of state taxes.

Significant components of LFA's deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:		
Pensions, postretirement benefit liabilities, and other employee benefit liabilities	$ 4,121,547	$ 3,214,139
Accrued liabilities	1,611,747	638,875
Other	824,249	336,646
Total deferred tax assets	$ 6,557,543	$ 4,189,660

Income taxes paid amounted to $2,695,943 in 2009 and $5,109,607 in 2008. Income tax expense includes a deferred income tax expense (benefit) of $(2,762,892) and $89,544 in 2009 and 2008, respectively. The deferred income tax asset consists principally of tax benefits associated with retirement benefit accruals and other currently nondeductible accrued liabilities. Current federal income taxes payable (receivable) of $2,424,296 and $(303,457) at December 31, 2009 and 2008, respectively, are included in amounts due to affiliates. In connection with the transfer of certain post retirement benefit liabilities to an affiliate, the Company received $341,572 for related deferred tax assets during 2009.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority (FINRA) rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related securities revenue, LFA has entered into various cost sharing agreements with affiliates. Commencing in January 2009, salary, benefit and travel (HR) costs for a number affiliate employees who provide substantial service to LFA have been identified and allocated to LFA. LFA employees have also been identified who provide substantial service to affiliates for which HR costs were allocated from LFA to those affiliates. The net impact to LFA in this effort was additional expense of $7,179,909 in 2009 which is included primarily in salaries, wages and benefits expense on the consolidated statement of income.

Service charges are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services, and for certain securities-related and product specific expenses pursuant to Master Services Agreements. Service charges for corporate and administrative services include, but are not limited to, costs related to human resource administration, print and distribution, legal services, compliance, and communication services. Total affiliate corporate and administrative service charge allocations were $4,385,362 and $141,466 in 2009 and 2008, respectively.

Service charges for securities-related expenses are allocated pursuant to a Master Services agreement and include, but are not limited to, cost related to officer compensation and benefits, compliance services, home and field office as well as administrative expenses. These expenses are identified and charged to LFA on a monthly basis by the affiliated agency companies. LFA incurred $71,697,792 and $88,980,301 of allocated securities related service charges in 2009 and 2008, respectively.

LFA also has a similar Master Service Agreement with LNL's Employer Markets division (EM). Costs related to the sale of EM products that result in LFA revenue are identified and allocated to LFA as service charges on a monthly basis by EM. LFA incurred $8,549,584 and $14,661,635 of EM-related service charges in 2009 and 2008, respectively.

In 2009, the Company transferred $878,465 in post retirement liabilities to an affiliate, and no longer records any changes in post retirement obligations related to these plans.

4. Contingencies

LFA is involved in various pending or threatened legal proceedings. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LFA.

Based on guidance provided by LNC's legal counsel, LFA has established legal contingency reserves of $4,116,482 and $1,825,358 for 2009 and 2008, respectively. This reserve is reported as a component of other liabilities on the Consolidated Statements of Financial Condition.

In September 2008, LFA entered into a loan agreement with a select group of registered representatives in which the principal balance loaned is determined by specific, agreed-upon operating expenses incurred by the group while conducting business over a period of 36 months from the agreement date. Under the agreement, the borrower may obtain advances to pay for expenses incurred up to but not exceeding $3,000,000. The principal balance of the loan is $2,257,574 and $633,403 at December 31, 2009 and 2008, respectively. The remaining commitment by LFA to advance funds is $742,426.

5. Net Capital Requirements

LFA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1. The minimum net capital requirement for LFA at December 31, 2009, was $3,344,694. At December 31, 2009, LFA had net capital of $24,147,599, which was $20,802,905 in excess of its required net capital. LFA's net capital ratio was 2.08 to 1.

6. Subsequent Events

We have evaluated subsequent events through February 23, 2010, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Schedule

Lincoln Financial Advisors Corporation

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital	
Total stockholder's equity	$ 63,760,445
Deduct total nonallowable assets and other deductions	39,612,846
Net capital	$ 24,147,599
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 50,170,385
Ratio aggregate indebtedness to net capital	208 to 1
Computation of basic net capital requirement	
Net capital requirement (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 3,344,694
Excess net capital	$ 20,802,905
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 19,130,561

Lincoln Financial Advisors Corporation

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances	
Free credit and other credit balances	$ 871,930
Total credit items	$ 871,930
Debit balances	
Secured customer debit balances	
Less 1%	$ –
Total debit items	$ –
Excess of total credits over total debits	$ 871,930
Required deposit	$ 871,930

Lincoln Financial Advisors Corporation

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued, but for which the required action was not taken by LFA within the time frames specified under Rule 15c3-3).	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

Lincoln Financial Advisors Corporation

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2009

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFA's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2009.

The audited financial statements are presented on a consolidated basis; however, the accompanying net capital calculation is presented based on LFA's unconsolidated financial information.

Ernst & Young
Ernst & Young LLP
Two Commerce
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096
Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Lincoln Financial Advisors Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Advisors Corporation (LFA) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of LFA's internal control. Accordingly, we do not express an opinion on the effectiveness of LFA's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LFA, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because LFA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of LFA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which LFA has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2010

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31	
	2009	**2008**
Assets		
Cash and cash equivalents	**$ 76,306,723**	$ 70,446,391
Receivables:		
Commissions and fees	**32,984,668**	28,677,815
Affiliates	**791,560**	707,968
Deferred income tax benefit	**6,557,543**	4,189,660
Prepaid expenses	**991,058**	947,469
Other assets	**4,466,916**	2,115,949
Property and equipment:		
Computer and software costs	**1,287,451**	1,307,672
Furniture and equipment	**2,308,192**	2,308,192
	3,595,643	3,615,864
Less accumulated depreciation	**(3,010,873)**	(2,576,281)
Net property and equipment	**584,770**	1,039,583
Total assets	**$ 122,683,238**	$ 108,124,835
Liabilities and stockholder's equity		
Payable to vendors	**$ 604,366**	$ 350,176
Payable to affiliates	**21,661,203**	18,101,120
Deferred revenue	**3,022,060**	3,087,948
Accrued commissions	**19,963,013**	16,985,318
Accrued compensation and benefits	**9,554,572**	7,728,767
Other liabilities	**4,117,579**	3,982,837
Total liabilities	**58,922,793**	50,236,166
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, issued, and outstanding shares – 135,000	**500,000**	500,000
Additional paid-in capital	**14,727,048**	13,864,482
Retained earnings	**48,533,397**	43,524,187
Total stockholder's equity	**63,760,445**	57,888,669
Total liabilities and stockholder's equity	**$ 122,683,238**	$ 108,124,835

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Year Ended December 31	
	2009	**2008**
Revenues:		
Commissions and fees from third parties	**$ 209,939,218**	$ 236,953,572
Commissions and fees from affiliates	**107,865,569**	135,901,461
Interest	**318,077**	2,361,160
Total revenues	**318,122,864**	375,216,193
Expenses:		
Commissions and agency expenses	**201,590,604**	231,858,007
Service charges from affiliates	**84,632,738**	103,783,402
Salaries, wages, and benefits	**18,213,438**	14,022,541
Licenses and fees	**1,540,727**	1,684,896
Legal and professional	**3,936,945**	2,541,018
Office expenses	**2,109,180**	2,178,593
Other general and administrative expenses	**1,478,879**	2,059,228
Total expenses	**313,502,511**	358,127,685
Income before income taxes	**4,620,353**	17,088,508
Income tax (benefit) expense	**(388,857)**	6,765,763
Net income	**$ 5,009,210**	$ 10,322,745

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2009	**2008**
Common stock:		
Balance at beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital:		
Balance at beginning of year	**13,864,482**	12,423,642
Share-based payment expense	**862,566**	1,440,840
Balance at end of year	**14,727,048**	13,864,482
Retained earnings:		
Balance at beginning of year	**43,524,187**	61,201,442
Net income	**5,009,210**	10,322,745
Dividends paid	–	(28,000,000)
Balance at end of year	**48,533,397**	43,524,187
Stockholder's equity at end of year	**$ 63,760,445**	$ 57,888,669

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2009	**2008**
Operating activities		
Net income	$ **5,009,210**	$ 10,322,745
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense/(benefit)	**(2,421,321)**	89,544
Loss on disposal of furniture and equipment	–	1,649
Depreciation	**465,842**	558,120
Share-based payment expense	**916,004**	1,476,205
Changes in operating assets and liabilities:		
Receivables:		
Commissions and fees	**(4,306,853)**	11,789,063
Affiliates	**(83,592)**	(707,968)
Prepaid expenses	**(43,589)**	89,178
Other assets	**(2,350,967)**	(1,598,321)
Payable to vendors	**254,190**	(581,311)
Payable to affiliates	**3,560,083**	1,579,610
Deferred revenue	**(65,888)**	(502,258)
Accrued commissions	**2,977,695**	(7,540,499)
Accrued compensation and benefits	**1,825,805**	(3,263,014)
Other liabilities	**134,742**	(238,740)
Cash provided by operating activities	**5,871,361**	11,474,003
Investing activities		
Proceeds from sale of furniture and equipment	–	9,297
Purchase of property and equipment	**(11,029)**	(281,578)
Cash used in investing activities	**(11,029)**	(272,281)
Financing activities		
Dividends paid to stockholders from retained earnings	–	(28,000,000)
Cash used in financing activities	–	**(28,000,000)**
Increase (decrease) increase in cash and cash equivalents	**5,860,332**	(16,798,278)
Cash and cash equivalents at beginning of year	**70,446,391**	87,244,669
Cash and cash equivalents at end of year	$ **76,306,723**	$ 70,446,391
Noncash transactions		
Executive stock option tax expense	$ **(53,438)**	$ (35,365)

See accompanying notes.

1. Organization and Accounting Policies

Description of Business

The accompanying consolidated financial statements include Lincoln Financial Advisors Corporation (LFA) and its wholly owned subsidiary, LFA Management Corporation (LFAMC) (the Company). LFA is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFAMC is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. All intercompany accounts and transactions are eliminated in consolidation. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single (FOCUS) Report. However, the financial information in the FOCUS Report is presented on an unconsolidated basis.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Use of Estimates

The preparation of consolidated financial statements of LFA requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

1. Organization and Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid debt instruments purchased with a maturity of three months or less, and therefore, the recorded value approximates fair value. Cash of $3,400,000 as of December 31, 2009 and 2008, has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Commission Revenue and Expense

Commission revenue for customers' securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one quarter in arrears on a number of programs LFA participates in. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

Income Taxes

LFA files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Property and Equipment

All fixed assets, including furniture and fixtures, leasehold improvements, data processing equipment, and computer software are carried on the basis of cost, and depreciation is computed thereon based on the estimated service lives of the assets using the straight-line method.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Lincoln Financial Advisors Corporation
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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